
February 27, 2013

Via E-mail
Michael A. Pangia
President and Chief Executive Officer
Aviat Networks, Inc.
5200 Great America Parkway
Santa Clara, CA 95054

> **Re:** **Aviat Networks, Inc.**
> **Form 10-K for the Fiscal Year Ended June 29, 2012**
> **Filed September 4, 2012**
> **File No. 1-33278**

Dear Mr. Pangia:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1. We note that your Form 10-K discusses business activities and offices in the Middle East and Africa, and that your website provides contact information for the Caribbean. Syria, located in the Middle East, Sudan, located in Africa, and Cuba, located in the Caribbean, are identified by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria, Sudan or Cuba, whether through subsidiaries, affiliates, distributors, resellers or other direct or indirect arrangements. For instance, we note from MTN Group's website and recent news reports that it has subsidiaries and offices in Syria and Sudan. We also note a 2009 news article reporting that your predecessor partnered with Zain Nigeria to launch a network operations center in Lagos; and we note from Zain's website that it conducts business in Sudan. Your

      response should describe any products, technology or services you have provided to or received from Syria, Sudan or Cuba, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by their governments.

2. Please discuss the materiality of your contacts with Syria, Sudan or Cuba described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria, Sudan and Cuba.

3. You state in the 10-K that MTN Group accounted for 17% of fiscal 2012 revenues. We note from MTN Group's website and recent news reports that it has a subsidiary and office in Iran, and that MTN Irancell is 49% owned by MTN International and 51% owned by the Iran Electronic Development Company. We also note negative publicity regarding MTN Group's activities in Iran through MTN Irancell. Specifically, we are aware of 2012 news reports of MTN Group discussions with the Treasury Department, in an effort to repatriate millions of dollars of profit that it cannot access because of U.S. sanctions on the Iranian financial system; allegations that MTN Group tried to circumvent U.S. sanctions to source American technology equipment for MTN Irancell; and allegations that MTN installed software to intercept data and calls by mobile phone users for the Iranian government. Please discuss for us the potential for reputational harm from your relationship with MTN Group.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Larry Spirgel
        Assistant Director
        Division of Corporation Finance